Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces appointment of new Chief Financial Officer

Toronto, Ontario – March 4, 2019 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) is pleased to announce today the appointment of Andrea S. Freeborough as Chief Financial Officer, effective May 1, 2019, to replace Tony S. Giardini, who will be leaving the Company by mutual agreement to pursue new opportunities. Mr. Giardini will work with the Company to support a seamless transition.

“Tony has been a key senior leader at Kinross for more than six years and we thank him for his many valuable contributions to the Company and wish him success with his next roles. His commitment to financial discipline and maintaining a strong balance sheet, and his sharp focus on capital management have strengthened the Company’s financial position and equipped us to execute on our development projects and invest in our future,” said J. Paul Rollinson, President and CEO.

“Andrea’s successful track record at Kinross and throughout her career, including accounting, international finance, M&A, and deep management experience, will be an excellent addition to our leadership team,” said Mr. Rollinson. “We have great talent at Kinross and succession planning is a key aspect of retaining that talent for the future success of our Company.”

Ms. Freeborough first joined Kinross in 2009 as Vice-President, Corporate Controller. In 2013, she took on additional responsibility as Vice-President, Finance, building and strengthening the Finance team, centralizing certain Finance functions, and leading the Finance aspects of due diligence and integration of all M&A projects and company financings. In 2017, she took on the role of Vice-President, Investor Relations and Corporate Development, providing leadership for the acquisition of two hydroelectric power plants in Brazil that is expected to substantially reduce costs at Paracatu, and helping drive investor engagement. In 2016, she was named one of the “100 Global Inspirational Women in Mining” by Women in Mining (UK). Ms. Freeborough was previously at KPMG in increasingly senior roles, working at the firm’s Toronto, London (UK) and New Jersey/New York offices. She is a Chartered Accountant and has a Bachelor of Business Administration (Honours, Co-op) from Wilfrid Laurier University.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

www.kinross.com